Exhibit 3

(TSE securities code: 6974)

June 1, 2016

To Our Shareholders:

Tae Ho Kim, CEO

Nihon Inter Electronics Corporation (the “Company”)

1204 Soya, Hadano-shi, Kanagawa

NOTICE OF THE 65TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

We are pleased to invite you to the 65th Annual General Meeting of Shareholders of the Company (the “Meeting”), which will be held as shown below.

If you are unable to be present at the Meeting in person, we encourage you to examine the accompanying Reference Materials for the General Meeting of Shareholders below and exercise your voting rights by filling out the enclosed Form for Exercising Voting Rights and returning it to the Company. Please read the “Instructions on Exercising Voting rights, etc.” carefully and exercise your voting rights so that your vote is received by 4:50 p.m. on Wednesday, June 15, 2016.

Description of the Meeting

1. Date and Time:	Thursday, June 16, 2016 at 11:00 a.m. (Please be advised that the Meeting will start at 11:00 a.m., which is different from the starting time of the previous meeting.)

2. Place:

Conference room on the first floor of Hadano Chamber of Commerce & Industry 2550-1 Hirasawa, Hadano-shi, Kanagawa

(Please see the access map attached at the end of this document. Please be advised that the Meeting will be held at the place different from the one at which the last extraordinary general meeting of shareholders was held.)

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

3. Purposes of the Meeting:

Matters to be reported:

1.	[Omitted]

2.	[Omitted]

Matters to be voted on:

Item 1: [Omitted]

Item 2: Approval of Merger Agreement between the Company and KYOCERA Corporation

Item 3: [Omitted]

Item 4: [Omitted]

4. Other matters regarding this Notice

“Provisions of the Articles of Incorporation of KYOCERA” and “Details of KYOCERA’s Financial Statements, etc. for the Last Business Year” in relation to Item 2 described in the Reference Materials for the General Meeting of Shareholders are provided through the Company’s website (http://www.niec.co.jp), and they are not included in this notice.

End

    When you attend the Meeting, you will be requested to submit the enclosed Form for Exercising Voting Rights at the reception.

    Please note that in the event of any corrections to the Reference Materials for the General Meeting of Shareholder or any attached documents, the Company will post these matters on its website (http://www.niec/co.jp).

Item 2 Approval of Merger Agreement between the Company and KYOCERA Corporation

The Company and KYOCERA Corporation (“KYOCERA”; collectively, together with the Company, the “Companies”) have passed a resolution at each of their respective board of directors’ meetings held on May 16, 2016 to merge under the following terms and conditions (the “Merger”) and entered into a Merger Agreement (the “Merger Agreement”) by and between the Companies.

Therefore, we would like to ask you to give approval to the Merger.

Please note that the effective date of the Merger is scheduled to be August 1, 2016 and, once this Item is approved, the Company’s ordinary shares will be delisted in accordance with the delisting standards of the Tokyo Stock Exchange, Inc. as of July 27, 2016 (with July 26, 2016 being the final transaction date).

1. Purpose of the Merger

The Company engages in the manufacturing and distribution of power semiconductors with the discrete business, module business and product business being the three major businesses. Meanwhile, KYOCERA determined that sharing its knowledge regarding various business domains from the components business to the finished product business operated by KYOCERA and the Company’s knowledge regarding power semiconductors will enhance the company value of the Companies, and in September 2015, made the Company its consolidated subsidiary. Since then, the Companies have been working on expanding their profits, such as by pursuing synergy effects. However, the Company has been significantly affected by the deterioration of its business environment, such as the slowdown of the growth of the Chinese economy, which is an important market, tightening of regulations in the domestic amusement industry, and slowdown of the domestic automobile market, and on November 6, 2015, the Company made a downward adjustment to its forecast for the consolidated performance of the full fiscal year ending March 31, 2016, and announced that there will be a deficit for such term.

In response to the sharp deterioration of the business environment surrounding the Company after it became a consolidated subsidiary of KYOCERA, KYOCERA determined that it is necessary to strengthen the management platform of the Company for the Company’s future business expansion and that radical measures such as utilizing KYOCERA’s overall management resources, such as KYOCERA’s personnel, technology and funds, are necessary in order to execute such plans. Thus, although at the time of making the Company a consolidated subsidiary, KYOCERA intended to keep the Company listed for the time being, KYOCERA concluded that the best solution for deploying KYOCERA’s personnel, technology and funds flexibly and swiftly will be a consolidation by a Merger, rather than operating the Company as a consolidated subsidiary, and in December 2015, KYOCERA requested the Company to conduct the Merger.

The Company has been going through a management reconstruction since 2010 and has prioritized the supply of products and the survival of the company. In March 2014, the Company completed repayments to financial institutions that had been supporting its reconstruction, and the Company had been making efforts to expand its business by focusing on a growing market. However, the management platform of the Company, such as its personnel, technology and funds for its future business expansion, such as facility investment for cost reduction, research and development for creating new products and creating locations for enhancing its sales capacities overseas, is still insufficient. Furthermore, significant amount of investment will be necessary to bring back the Company’s competitive power and growing independently will require a significant amount of time. Since the Company became KYOCERA’s consolidated subsidiary in September 2015, the Companies have been making considerations to pursue a synergy effect, but in that process, it has become clear that by fully utilizing KYOCERA’s rich management resources, the Company’s management platform can be enhanced and its business can be expanded. Now that the Company has accepted KYOCERA’s request, the Company is certain that, by transcending the boundaries of the companies and changing its position from a consolidated subsidiary to be literally one part of KYOCERA, the Company can utilize KYOCERA’s rich management resources more quickly and effectively, further improving its business value, and therefore on May 16, 2016, the Companies decided to enter into the Merger Agreement. We ask the shareholders of the Company to continue supporting us, now as shareholders of KYOCERA.

2. Outline of the Merger Agreement

Absorption-type Merger Agreement (Copy)

KYOCERA Corporation (“KYOCERA”) and Nihon Inter Electronics Corporation (“NIEC”) hereby enter into this Absorption-type Merger Agreement under the terms and conditions hereinafter set forth with respect to the merger of KYOCERA, as the surviving company, and NIEC, as the merged company (the “Merger”) (this “Agreement”).

Article 1 (Corporate Name and Address of the Surviving Company and Merged Company)

The corporate name and address of the surviving company and merged company relating to the Merger shall be as follows:

(1) Surviving company

Corporate name: KYOCERA Corporation

Address: 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto

(2) Merged company

Corporate name: Nihon Inter Electronics Corporation

Address: 1204 Soya, Hadano City, Kanagawa

Article 2 (Effective Date)

The date on which the Merger becomes effective (the “Effective Date”) shall be August 1, 2016: provided, however, that this date may be changed with mutual agreement between KYOCERA and NIEC through consultation if it becomes necessary due to developments in the merger procedures or due to other events.

Article 3 (Matters relating to Cash Delivered upon the Merger and Allocation thereof)

1. Upon the Merger, KYOCERA shall deliver the number of KYOCERA’s ordinary shares calculated by the total amount of NIEC’s ordinary shares held by shareholders written or recorded on the final list of shareholders of NIEC’s ordinary shares (excluding KYOCERA, NIEC and shareholders of NIEC who requested purchase of shares held by such shareholder as set forth under Article 785 of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same) in respect to the merger; the “Allocated Shareholders”) as of the day immediately preceding the Effective Date, multiplied by 0.032 in exchange for NIEC’s ordinary shares held by such shareholders.

2. Upon the Merger, KYOCERA shall allocate KYOCERA’s ordinary shares at the ratio of 0.032 KYOCERA’s ordinary shares to the Allocated Shareholders in exchange for one (1) ordinary share held by such shareholders.

3. Upon the Merger, KYOCERA shall not deliver cash to holders of share acquisition rights written or recorded on the final list of holders of share acquisition rights of NIEC as of the day immediately preceding the Effective Date in exchange for the share acquisition rights held by such holders.

4. The fractional shares of less than one (1) share in KYOCERA’s ordinary shares which shall be delivered to the Allocated Shareholders pursuant to Paragraph 1 and Paragraph 2, if any, shall be treated by KYOCERA in accordance with Article 234 of the Companies Act or other related laws and regulations.

Article 4 (Capital and Reserve)

The amount of KYOCERA’s capital, capital reserve and retained earnings reserve shall not be increased as a result of the Merger.

Article 5 (Succession of Rights and Obligations)

All of NIEC’s assets, liabilities, rights and obligations based on its balance sheet and other financial statements as of March 31, 2016, after reflecting the increase/decrease that has occurred up to the Effective Date, shall be succeeded to KYOCERA as of the Effective Date, and KYOCERA shall accept such succession.

Article 6 (Shareholders’ Meeting for Approving the Merger)

1. Because the Merger qualifies as the situation set forth in the main text of Article 796, Paragraph 2 of the Companies Act, KYOCERA shall execute the Merger with the resolution of its board of directors but without the resolution of its shareholders’ meeting seeking an approval of the Merger.

2. NIEC shall hold the annual general meeting of shareholders scheduled to be held on June 2016 and shall seek for an approval of this Agreement and a resolution of the matters agreed by KYOCERA and NIEC as the matters related to the Merger: provided, however, that this may be changed with mutual agreement between KYOCERA and NIEC through consultation if it becomes necessary due to developments in the merger procedures or due to other event.

Article 7 (Duty of Care of a Good Manager)

KYOCERA and NIEC shall execute their businesses and manage and operate their assets with the care of a good manager from the date of execution of this Agreement up to the Effective Date, and shall execute the matters that may have material effect on its own assets, liabilities, rights or obligations after having prior consultation between KYOCERA and NIEC.

Article 8 (Amendment to Terms and Conditions of the Merger and Termination of the Merger Agreement)

During the period from the date of execution of this Agreement to the Effective Date, KYOCERA and NIEC may amend the terms and conditions of the Merger or terminate this Agreement with mutual agreement between them through consultation in the event that there arises material changes in the assets or management condition of KYOCERA or NIEC due to natural disasters or calamities or other reasons.

Article 9 (Matters not Prescribed in this Agreement)

The matters necessary in connection with the Merger shall be determined through consultation between KYOCERA and NIEC in addition to the provisions of this Agreement.

May 16, 2016

KYOCERA:

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto

KYOCERA Corporation

Goro Yamaguchi, President and Representative Director [seal]

NIEC:

1204 Soya, Hadano City, Kanagawa

Nihon Inter Electronics Corporation

Tae Ho Kim, CEO [seal]

3. Overview of the Details of the Matters Listed in each Item (excluding Item 5 and 6) of Article 182, Paragraph 1 of the Ordinance for Enforcement of the Companies Act

(1) Matters relating to reasonableness of the merger consideration

The Company has determined as follows concerning the relevant of the merger consideration under the Merger Agreement:

(i) Matters relating to reasonableness of the total number or total amount of the merger consideration

1) Details of allocation regarding the Merger

	KYOCERA Corporation (surviving company)	Nihon Inter Electronics Corporation (merged company)
Details of allocation regarding the Merger	1 ordinary share	0.032 ordinary shares

(Note 1)

For every 1 ordinary share of the Company, 0.032 ordinary shares of KYOCERA shall be allocated and delivered. However, no allocation of shares will be conducted for the Company’s ordinary shares held by KYOCERA (61,574,224 shares as of May 16, 2016) and treasury shares of the Company (1,147 shares as of March 31, 2016). Therefore, the number of KYOCERA’s ordinary shares to be delivered under the Merger is scheduled to be 851,487 ordinary shares (this may change due to the exercise status of the Company’s share acquisition rights and changes in the number of the Company’s treasury shares (including treasury shares obtained through a share repurchase in relation to the appraisal rights of an opposing shareholder as set forth under Paragraph 1, Article 785 of the Companies Act to be exercised in respect to the Merger)).

(Note 2)

KYOCERA shall allocate and deliver the number of KYOCERA’s ordinary shares calculated by multiplying the total amount of the Company’s ordinary shares held by shareholders written or recorded on the final list of shareholders of the Company’s ordinary shares (excluding KYOCERA, the Company and shareholders of the Company who exercised the appraisal rights of opposing shareholders as set forth under Article 785, Paragraph 1 of the Companies Act in respect to the Merger) for the day before the scheduled date of the Merger (the effective date) with the above merger ratio in relation to the ordinary shares. For the delivery of shares under the Merger, KYOCERA plans to appropriate KYOCERA’s ordinary shares owned by KYOCERA.

(Note 3)	Handling of Shares of Less than One Unit

    Upon the Merger, the Company’s shareholders who hold less than one unit of KYOCERA’s shares (less than 100 shares) may use the following systems relating to KYOCERA’s ordinary shares. Shares comprising less than one unit may not be sold on financial instruments exchange markets.

(1) System of purchasing shares of less than one unit (sale of less than 100 shares)

    Under this system, pursuant to Paragraph 1, Article 192 of the Companies Act, shareholders who hold shares comprising less than one unit may request KYOCERA to purchase their shares comprising less than one unit.

(2) System of buying up shares of less than one unit (buy up to 100 shares)

    Under this system, pursuant to Paragraph 1, Article 194 of the Companies Act and KYOCERA’s articles of incorporation, shareholders who hold shares of less than one unit of KYOCERA’s shares may request KYOCERA to let them buy such number of KYOCERA’s ordinary shares which, together with the number of shares they hold, will constitute one share unit (100 shares).

(Note 4)	Treatment of Fractional Shares

    Upon the Merger, when the Company’s shareholders are allotted fractional shares of less than 1 of KYOCERA’s ordinary share, KYOCERA may, pursuant to Article 234 of the Companies Act and the provisions in other related laws, sell the number of KYOCERA’s ordinary shares equal to the total of such fractional shares (fractions less than one shall be rounded down) and the sales proceeds shall be paid to the Company’s shareholders who are allotted fractional shares of less than 1 of KYOCERA’s ordinary share according to such fractional shares.

2) Grounds and reasons of details of allocation

In order to ensure fairness and reasonableness in deciding the merger ratio of the ordinary shares stated above under 1) “Details of allocation regarding the Merger”, KYOCERA appointed Daiwa Securities Co. Ltd. (“Daiwa Securities”) and the Company appointed KPMG FAS Co., Ltd. (“KPMG FAS”) respectively, as independent third party valuation agents in respect of the calculation of the merger ratio, and the Companies requested each of them to calculate the merger ratio of the ordinary shares in the Merger.

KYOCERA and the Company each carefully considered the analysis result and advice of the merger ratio regarding the ordinary shares submitted by the above independent valuation agents and took into view the Companies’ financial condition, performance trends, and share price trends, and in light of these, the Companies negotiated and consulted in good faith. As a result, the Companies decided that the merger ratio regarding the ordinary shares stated above under 1) “Details of allocation regarding the Merger” is adequate, and that it is in the interests of the shareholders of each of the Companies. In light of the above, the consideration for the Merger was decided at the meetings of the board of directors of each of the Companies held on May 16, 2016, and on the same day, the Merger Agreement was entered into by and between the Companies.

If the conditions which serve as the basis for this calculation were to change significantly, the consideration of the Merger may be changed upon discussion between the Companies pursuant to the Merger Agreement.

3) Matters regarding calculation

For KYOCERA, since KYOCERA’s ordinary shares are listed on a financial instruments exchange and have a market share price, Daiwa Securities conducted the calculation by adopting the market share price analysis and conducted the calculation. For the Company, since the Company’s ordinary shares are listed on a financial instruments exchange and have a market share price, the market share price analysis was adopted, and also, in order to reflect the condition of the future business activities in the evaluation, the discounted cash flow analysis (the “DCF Analysis”) was adopted and the calculation was conducted.

The result for the calculation of the merger ratio when the shareholder value for 1 ordinary share of KYOCERA is 1 is as follows:

Adopted Method	Result of Calculation of the Merger Ratio
Market Share Price Analysis	0.029-0.030
DCF Analysis	0.022-0.037

In the market share price analysis, the calculation was conducted with May 13, 2016 being the calculation record date, and by using the simple average of the closing share price of the calculation record date, and the closing share price for the latest one-month period, three-month period, and six-month period on the Tokyo Stock Exchange.

In the DCF Analysis, based on the expected revenue calculated by KYOCERA pursuant to the business plan for the period ended March 2017 to the period ended March 2022 furnished by the Company to which certain amendments were made after taking the latest performance trends, interviews with the Company, information available to the public and other various factors into consideration, the Company’s current enterprise value and shareholders value are analyzed by discounting the free cash flow which is expected to be generated by the Company in the future at a certain discount rate. Significant increase and loss of profit is expected in some of the fiscal years contained in the business plan which serves as the basis for the calculation of the DCF Analysis. Specifically, while the operating income for the period ended March 2018 is expected to increase by JPY 743 million from the previous fiscal year, this increase is expected mainly due to the expansion of sales by enhancing the FRD product range in the discrete business and reduction of manufacturing cost. In addition, while the operating income for the period ended March 2019 is expected to increase by JPY 342 million from the previous fiscal year, this increase is expected mainly due to the expansion of sales of diode modules in connection with the Asia expansion model in the module business. The Merger is not taken into consideration in these business plans.

KYOCERA has not obtained a fairness opinion of the merger ratio of the ordinary shares from Daiwa Securities.

On the other hand, with respect to KYOCERA, since KYOCERA’s ordinary shares are listed on the financial instruments exchange and its market capitalization is significantly higher than that of the Company, with higher liquidity in the market, KPMG FAS determined that the market share price analysis can provide a fully appropriate result in order to evaluate the Company’s shareholder value for the purpose of determining the purchase consideration of the Merger and thus it conducted the calculation by mainly adopting the market share price analysis. In respect to the Company, in order to conduct the calculation, since the Company’s ordinary shares are listed in the financial instruments exchange and have market share price, the market share price analysis was adopted, and in order to reflect the condition of the business activities of the future in the evaluation, the DCF Analysis was adopted and the calculation was conducted.

The result for the calculation of the merger ratio when the shareholder value for 1 ordinary share of KYOCERA is 1, is as follows:

Adopted Method	Result of Calculation of the Merger Ratio
Market Share Price Analysis	0.029-0.030
DCF Analysis	0.028-0.042

In the market share price analysis, evaluation was conducted with May 13, 2016 being the calculation record date, and by using the simple average of the closing share price of ordinary shares of KYOCERA and the Company as of the calculation record date, and the closing share price for the latest one-week period, one-month period, three-month period, and six-month period on the Tokyo Stock Exchange. Based on these results, the range of the merger ratio is calculated to be between 0.029-0.030.

In the DCF Analysis, pursuant to the business plan for the period ended March 2017 to the period ended March 2022 furnished by the Company, the Company’s shareholder value is analyzed by discounting the free cash flow which is expected to be generated by the Company in the future at a certain discount rate. The adopted discount rate is between 7.5% - 8.5% and the perpetuity growth method is used for the calculation of the contentious value, in which the perpetuity growth rate is between -0.5% - 0.5%. Based on these results, the range of the merger ratio on the basis of the comparison with calculation results of KYOCERA using the market share price analysis is between 0.028 - 0.042.

In calculating the merger ratio, KPMG FAS, in principle, relied upon the information provided by the Companies and the information available to the public as they were, on the assumption that all of these materials and information are accurate and complete and that there are no facts undisclosed to KPMG FAS that could have a material impact on the calculation of the merger ratio, and KPMG FAS has not independently verified the accuracy and completeness of such information. KPMG FAS has not conducted any independent valuation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of the Companies and their subsidiaries and affiliates, including analysis or appraisal of individual asset and liability, nor has it requested any third party to conduct such appraisal or assessment. In addition, KPMG FAS assumed that the information relating to the business plan of the Company referred to in the calculation was prepared reasonably by the Company’s management based on the best possible estimates and judgment currently available. KPMG FAS’s calculation of the merger ratio reflects the information and the economic situation up to May 13, 2016.

Significant increase and loss of profit is expected in some of the fiscal years contained in the business plan which serves as the basis for the calculation of the DCF Analysis. Specifically, while the operating income for the period ended March 2018 is expected to increase by JPY 809 million from the previous fiscal year, this increase is expected mainly due to the expansion of sales by enhancing the FRD product range in the discrete business and the reduction of manufacturing cost. In addition, while the operating income for the period ended March 2019 is expected to increase by JPY 488 million from the previous fiscal year, this increase is expected mainly due to the expansion of sales of diode modules in connection with the Asia expansion model in the module business. The Merger is not taken into consideration in this business plan.

The Company has not obtained a fairness opinion of the merger ratio of the ordinary shares from KPMG FAS.

4) Relationship with the valuation agent

Both Daiwa Securities and KPMG FAS are valuation agents which are independent from KYOCERA and the Company, and do not apply as relevant parties of KYOCERA and the Company, nor do they have any major relations of interest which should be noted in connection with the Merger.

(ii) Matters relating to reasonableness of allocation of KYOCERA’s ordinary shares as a merger consideration

KYOCERA will allocate the number of KYOCERA’s ordinary shares to be issued upon the Merger to shareholders written or recorded on the final list of shareholders of the Company’s ordinary shares (excluding KYOCERA, the Company and shareholders of the Company who exercised the appraisal rights of opposing shareholders as set forth under Article 785, Paragraph 1 of the Companies Act, in respect to the Merger) as of the day immediately preceding the effective date of the Merger with the above merger ratio. As described above, we consider that the allocation with above merger ratio is reasonable.

(iii) Matters relating to reasonableness of the amount of KYOCERA’s capital and reserve

While the amount of KYOCERA’s capital and reserve will not be increased upon the Merger, such handling is considered reasonable in light of laws and KYOCERA’s capital policy.

(iv) Why KYOCERA’s ordinary shares were chosen as merger consideration

The Company and KYOCERA chose ordinary shares of KYOCERA, the surviving company, as consideration for the Company’s shares in connection with the Merger.

The Company and KYOCERA determined that it would be appropriate to make KYOCERA’s ordinary shares consideration for the Merger in light of the facts that transaction opportunities are ensured as KYOCERA’s ordinary shares are listed on the Tokyo Stock Exchange and have liquidity and that holders of the Company’s ordinary shares will be able to enjoy the consolidation effect of the Merger by receiving the shares of KYOCERA, the surviving company.

(v) Matters to which attentions were paid to avoid disadvantages to the Company’s shareholders

1) Measures to secure fairness

KYOCERA and the Company determined it is necessary to secure fairness as KYOCERA already holds 69.82% of the total issued shares of the Company and the Company is a consolidated subsidiary of KYOCERA, and thus the Merger is a transaction with a controlling shareholder for the Company, and therefore the Companies have taken the following measures to secure fairness:

(i) Obtaining valuation report

KYOCERA and the Company appointed Daiwa Securities and KPMG FAS, each an independent third party valuation agent, for valuation of the merger ratio of the ordinary shares and had negotiations and discussions sincerely in light of and on the basis of financial conditions, performance trends and share price trends, among other things, of the Companies. As a result, the Companies consider that the merger ratio of the ordinary shares as described in (i) 1) “Details of allocation regarding the Merger” above is appropriate and will contribute to the interests of their respective shareholders. Please see (i) 3) “Matters regarding calculation” above for the overview of the valuation reports provided by Daiwa Securities and KPMG FAS.

Neither KYOCERA nor the Company has obtained a fairness opinion for the merger ratio of the ordinary shares from the third party valuation agents.

(ii) Advice from independent law firms

KYOCERA appointed Anderson Mori & Tomotsune and the Company appointed Mori Hamada & Matsumoto, respectively, as their legal advisors for the Merger, and obtained advice on various procedures relating to the Merger, as well as the method and process of decision-making of the board of directors, from a legal perspective. Neither Anderson Mori & Tomotsune nor Mori Hamada & Matsumoto has any material interest in KYOCERA or the Company.

2) Measures to avoid conflicts of interest

Since the Merger is a merger of KYOCERA, a parent company of the Company, and the Company, a subsidiary of KYOCERA, there is a conflict of interest structure. Therefore, the Company has taken the following measures in order to avoid conflicts of interest.

(i) Obtaining a written report from the Third-party Committee

In order to avoid a situation where the Merger is conducted under unfavorable conditions for the Company’s minority shareholders, the Company established a third-party committee consisting of three (3) members including Ms. Hisayo Sawada (attorney-at-law of Yokohama Sogo Law Office), Masaki Nishimura (attorney-at-law of R&G Yokohama Law Office) and Takashi Yamaguchi (certified public accountant of FISCO, CPA Yamaguchi Office), each an external expert having no interests in KYOCERA, which is the controlling shareholder of the Company (the “Third-party Committee”) on February 8, 2016. In giving consideration of the Merger, the Company asked for the opinions of the Third-party Committee as to (i) whether the purpose of the Merger is reasonable (including whether the Merger would contribute to the improvement of the Company’s enterprise (business) value), (ii) whether the fairness of the terms and conditions of the Merger (including the merger ratio) has been secured, (iii) whether attention has been paid to the interests of the Company’s shareholders in the Merger through fair procedures, and (iv) whether the resolution of the Company’s board of directors for the Merger is disadvantageous to the Company’s minority shareholders in light of (i) through (iii).

The Third-party Committee held meetings six times in total between the period of March 1, 2016 and May 13, 2016 and gave consideration carefully on the above matters by collecting information and having discussions whenever necessary. For the purpose of the consideration, the Third-party Committee received explanations in the interviews with officers, etc. of the Company concerning the background that led to the Merger, meaning and purpose of the Merger, status of the Company, synergies as a result of the Merger and progress of negotiation for the Merger, as well as other matters that relate to the Merger, had question-and-answer sessions relating to these points and it also reviewed the relevant documents, etc. provided by KYOCERA and the Company.

In addition, the Third-party Committee also received explanations from KPMG FAS, which acts as a third-party valuation agent for the Company, concerning the valuation of the merger ratio of the Merger and from Mori Hamada & Matsumoto, which acts as the Company’s legal advisor, concerning the measures taken to secure the fairness of the Merger in the aspect of procedures, method and process of decision-making of the Company’s board of directors and other measures taken to avoid conflicts of interest. As a result of careful discussion and consideration of the above matters conducted in aforementioned manner, the Third-party Committee submitted a written report to the Company’s board of directors on May 16, 2016 stating that the resolution of the Company’s board of directors to approve the Merger is not considered disadvantageous to the minority shareholders of the Company.

(ii) Approval from all directors and opinion of no objection from all auditors who do not have an interest

At the Company’s board meeting (the “Board Meeting”) held on May 16, 2016, the board of directors decided to make two-step resolutions on the Merger from the viewpoint of avoiding any possibility of doubt concerning conflicts of interest in light of the fact that, among the directors of the Company, Mr. Tetsuo Kuba and Mr. Koichi Kano serve concurrently as Chairman and Representative Director and Managing Executive Officer of KYOCERA, respectively, Mr. Hiroaki Chida and Mr. Kazuo Takenaka resigned as an officer of KYOCERA’s subsidiary in October and November, 2015, respectively, and have just assumed positions as the Company’s directors, and Mr. Tsutomu Yamori is a former officer of KYOCERA (resigned in June 2013) and Mr. Eiichi Toriyama is a former officer of a subsidiary of KYOCERA (resigned in March 2012). (i) First, three (3) directors excluding Mr. Tetsuo Kuba, Mr. Koichi Kano, Mr. Hiroaki Chida, Mr. Kazuo Takenaka, Mr. Tsutomu Yamori and Mr. Eiichi Toriyama had a discussion and unanimously approved the resolution of the Merger, and then (ii) five (5) directors including Mr. Tsutomu Yamori and Mr. Eiichi Toriyama had a discussion once again and unanimously approved the resolution of the Merger, giving consideration to the quorum of directors set forth in Article 369, Paragraph 1 of the Companies Act. In addition, all two (2) auditors of the Company excluding Mr. Shoichi Aoki, who concurrently serves as an officer of KYOCERA, and Mr. Hisao Hisaki, who is a former officer of KYOCERA (resigned in June 2012), attended all meetings mentioned above, and expressed their opinions that they had no objection to the resolutions approved in the aforementioned manner.

Similarly with the above case, since Mr. Tetsuo Kuba, Mr. Koichi Kano, Mr. Hiroaki Chida and Mr. Kazuo Takenaka have conflicts of interest or possible conflicts of interest concerning the Merger, Mr. Tetsuo Kuba and Mr. Koichi Kano did not attend the Board Meeting, and Mr. Hiroaki Chida and Mr. Kazuo Takenaka did not participate in the discussion and resolution concerning the Merger at the Board Meeting. Nor did these four directors participate in the discussion and negotiation concerning the Merger with KYOCERA on the Company’s side. From the same viewpoint, of the statutory auditors of the Company, Mr. Shoichi Aoki did not attend the Board Meeting, and Mr. Hisao Hisaki did not participate in the discussion at the Board Meeting concerning the Merger and they refrained from expressing any opinion when making resolutions at any of the abovementioned board meetings. These two statutory auditors also did not participate in the discussion and negotiation concerning the Merger on the Company’s side.

(iii) Advice from an independent law firm

The Company receives legal advice from Mori Hamada & Matsumoto, which is the Company’s legal advisor, concerning the method of making the resolution at the Company’s board meeting, establishment and operation of the Third-party Committee and other measures to avoid conflict of interest, as described in (i) and (ii) above.

(2) Matters used as a reference with respect to the consideration of the Merger

(i) Provisions of the articles of incorporation of KYOCERA

The provisions of the articles of incorporation of KYOCERA are posted on the Company’s website (http://www.niec.co.jp) in accordance with relevant laws and Article 24 of the articles of incorporation.

(ii) Matters relating to the method to convert the consideration of the Merger

1) Market on which the merger consideration is transacted

First Division of the Tokyo Stock Exchange, Inc.

2) Person acting as an intermediary, agency or agent of the transactions of the merger consideration

Securities companies nationwide in Japan

3) Restrictions on transfer or other disposal of the merger consideration, if any

The shareholders of the Company who will hold shares comprising less than one unit of KYOCERA (shares comprising less than 100 shares) as a result of the Merger will not be able to sell the shares comprising less than one unit in the financial instruments market. Although those shareholders to whom KYOCERA’s ordinary shares of 100 shares or more are allocated and who will be holders of shares comprising less than one unit will not be able to sell them in the financial instruments market immediately, such shareholders will be able to use the system of purchasing shares (a system where shareholders who hold shares comprising less than one unit may request KYOCERA to purchase their shares comprising less than one unit pursuant to Paragraph 1, Article 194 of the Companies Act) or the system of buying up shares (a system where shareholders who hold shares comprising less than one unit of KYOCERA’s shares may request KYOCERA to let them buy such number of ordinary shares which, together with the number of shares they hold, will constitute one shares unit (100 shares) pursuant to Paragraph 1, Article 194 of the Companies Act and KYOCERA’s articles of incorporation) if they wish to do so.

(iii) Matters relating to the market value of the merger consideration

The highest and lowest share prices of KYOCERA each month for the past six (6) months are as indicated below:

Month	2015 November	December	2016 January	February	March	April
Highest (JPY)	6,026	5,922	5,641	5,136	5,326	5,884
Lowest (JPY)	5,371	5,453	4,752	4,415	4,856	4,559

The latest market value and other information of KYOCERA’s ordinary shares are available on the website of the Tokyo Stock Exchange (http://www.jpx.co.jp).

(3) Matters relating to reasonableness of provisions of share acquisition rights relating to the Merger

Upon the Merger, KYOCERA will not issue any share acquisition rights or pay money in exchange for any of the share acquisition rights issued by the Company. As announced in the Company’s “Notice Regarding Acquisition Without Consideration and Cancellation of Stock Options (Share Acquisition Rights)” dated May 16, 2016, since some of the share acquisition rights issued by the Company as stock options become available for acquisition without consideration by the Company as a result of the resignation, etc. of the share acquisition right holders of such share acquisition rights, the board of directors of the Company resolved that such share acquisition rights will be acquired without consideration on May 31, 2016 and will be cancelled as of the same day. In addition, the Company is informed by all the share acquisition right holders who are still to hold the share acquisition rights issued by the Company after the acquisition and cancellation of such share acquisition rights that they are going to exercise all of their share acquisition rights before the scheduled date of the Merger (i.e., the effective date).

(4) Matters relating to the financial statements

(i) KYOCERA’s financial statements for the latest fiscal year

The financial statements of KYOCERA for the latest fiscal year are posted on the Company’s website in accordance with relevant laws and Article 24 of the articles of incorporation.

(ii) Extraordinary financial statements as of a date after the last day of the latest fiscal year

Not applicable.

(iii) Disposal of material assets, acceptance of material liabilities and other event that may have material effect on the

       Company’s assets that occurred after the last day of the Company’s latest fiscal year

Not applicable.